

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

July 8, 2010

Harold Brand
Chief Executive Officer
CYBRA Corporation
One Executive Boulevard
Yonkers, NY  10701

     **Re:    CYBRA Corporation
          Preliminary Revised Information Statement on Schedule 14C
          Filed July 2, 2010
          File No. 000-52624**

Dear Mr. Brand:

     We have completed our review of your filing and have no further comments at this time on the specific issues raised.

               Sincerely,

               Maryse Mills-Apenteng
               Special Counsel